Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC to Release Fourth Quarter Results June 26

    VANCOUVER, June 15 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX: FLY.A
and FLY.B; NYSE: FLI) will release its fourth quarter financial results for fiscal 2007 Tuesday June 26th, 2007 at market close.
    The CHC Helicopter Corporation Q4 Conference Call and Webcast will take place Wednesday June 27th, 2007 at 10:30 am EDT.
    The financial results and conference call webcast will be available through CHC's website at www.chc.ca and through CNW at www.cnxmarketlink.com.
    To listen to the conference call by phone, dial 416-644-3418 for local and overseas calls, or toll-free 1-800-733-7560 for calls from within North
America. To hear a replay of the conference call, visit www.chc.ca or dial
416-640-1917 or 1-877-289-8525 and enter pass code 21236511 followed by the number sign.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries worldwide.
    If you wish to be added to the Company's news distribution list, please visit http://www.chc.ca/investor_materialrequest.php.

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, Senior Vice-President And Chief
Financial Officer, (604) 279-2471, (778) 999-0314; Annette Cusworth,
Vice-President, Financial Services, (604) 279-2484, communications(at)chc.ca/
    (FLY.A. FLY.B. FLI)

CO:  CHC Helicopter Corporation

CNW 19:30e 15-JUN-07